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                        [OPTIVA CORPORATION LETTERHEAD]

March 23, 1999


VIA COURIER
-----------

Mr. Thomas A. Jones
Senior Counsel
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., M/S 3-6
Washington, D.C.  20549

      RE: OPTIVA CORPORATION
          REGISTRATION NO. 333-52387

Dear Mr. Jones:

On behalf of Optiva Corporation, a Washington corporation (the "Company"), I hereby request the consent of the Securities and Exchange Commission to the withdrawal of the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 12, 1998 (Registration No. 333-52387). The Registration Statement has not been declared effective and no shares have been sold under the Registration Statement. Due to changed circumstances for the Company and changed market conditions, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Very truly yours,

/s/ JACK GALLAGHER

Jack Gallagher
President/COO